UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 23)

Celanese AG

(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.

Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Chinh Chu

BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* $1,985,891,917.92	Amount of filing fee** $251,612.51

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 49,321,468 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 32.50 per share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on January 29, 2004 of EUR 1 = $1.2389. Such number of shares represents the number of ordinary shares issued and outstanding as of September 30, 2003 and excludes shares held by Celanese AG in treasury, which Celanese AG has committed not to tender.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$251,612.51
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.à r.l.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	February 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  ☒ third-party tender offer subject to Rule 14d-1.

                  ☐ issuer tender offer subject to Rule 13e-4.
                  ☐ going-private transaction subject to Rule 13e-3.
                  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 23 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Luxembourg Holdings S.à r.l. and BCP Crystal Acquisition GmbH & Co. KG on February 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the offer by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), to purchase all of the issued and outstanding registered ordinary shares, no par value, of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, at a purchase price of EUR 32.50 per share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published February 2, 2004 (as it may be amended or supplemented from time to time, the “Offer Document”), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO filed on February 2, 2004, and, where applicable, the related Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO filed on February 2, 2004. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      Item 3 (a), (b) and (c) of the Schedule TO are hereby amended and supplemented by replacing Schedule I to the Offer Document in its entirety with the following:

Schedule I

Certain Control Persons

      Set forth below is the name, present principal occupation or employment and five-year employment history of each director of Blackstone LR, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Crystal Holdings, Crystal Holdings 2 and BCP Caylux Holdings Ltd. 1. BCP Caylux Holdings Ltd. 1 is the manager of BCP Luxembourg.

      All persons listed below, except for Martin Brand, are citizens of the United States. The business address of all persons listed below, except for Martin Brand, is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. Martin Brand’s business address is 4-5 Carlton Garden, London SW1Y 5AD, U.K. Martin Brand is a citizen of the Federal Republic of Germany.

Directors of Blackstone LR

Present Principal Occupation or Employment
Name	and Five-Year Employment History

Robert L. Friedman	Senior Managing Director, Chief Administrative Officer and Chief Legal Officer, The Blackstone Group L.P. Prior to joining The Blackstone Group in February 1999, Mr. Friedman was a partner of the law firm of Simpson Thacher & Bartlett LLP, New York, New York.

John A. Magliano	Managing Director, The Blackstone Group L.P. From January 2001 until he joined The Blackstone Group in November 2002, Mr. Magliano had his own consulting business, providing tax and financial services to corporations. Prior to January 2001, he was a partner of Arthur Anderson & Co., the independent public accounting firm.

Peter G. Peterson	Chairman, The Blackstone Group L.P.

Michael A. Puglisi	Senior Managing Director and Chief Financial Officer, The Blackstone Group L.P.

Stephen A. Schwarzman	President and Chief Executive Officer, The Blackstone Group L.P.

Directors of Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2 and Crystal Holdings

Present Principal Occupation or Employment
Name	and Five-Year Employment History

Chinh Chu	Senior Managing Director, The Blackstone Group L.P.

Benjamin J. Jenkins	Principal, The Blackstone Group L.P.

Anjan Mukherjee	Associate, The Blackstone Group L.P. Prior to joining The Blackstone Group in 2001, Mr. Mukherjee was an analyst at Thomas H. Lee Company, from June 1997 to July 1999.

Directors of Crystal Holdings 2 and BCP Caylux Holdings Ltd. 1

Present Principal Occupation or Employment
Name	and Five-Year Employment History

Martin Brand	Associate, The Blackstone Group L.P. Prior to joining The Blackstone Group in August 2003, Mr. Brand was a consultant at McKinsey & Company from June 2000 to May 2001. Prior to that, Mr. Brand was a derivatives trader at Goldman, Sachs & Co.

Chinh Chu	Senior Managing Director, The Blackstone Group L.P.

Benjamin J. Jenkins	Principal, The Blackstone Group L.P.

Anjan Mukherjee	Associate, The Blackstone Group L.P. Prior to joining The Blackstone Group in 2001, Mr. Mukherjee was an analyst at Thomas H. Lee Company, from June 1997 to July 1999.

      During the last five years, none of the persons listed above, any of the entities listed in the Structure Chart, BCP Caylux Holdings Ltd. 1 or Crystal Holdings 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding or any violation of such laws.

      The telephone number of the principal office of the Bidder is 49-711-899-7263. The telephone number of the principal office of BCP Luxembourg is +352-40-78-78. The telephone number of the principal office of Crystal Holdings 2, Crystal Holdings, Blackstone Capital Partners (Cayman) Ltd. 1, BCP IV, BMA and Blackstone LR is +345-949-0100.

Item 4. Terms of the Transaction.

      Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

      As described in the Offer Document and as announced on April 3, 2004 (pursuant to the announcement and publication filed as Exhibit a(5)(HH) to Amendment No. 22 to the Schedule TO filed with the SEC on April 5, 2004), shareholders who did not tender during the Acceptance Period will have an opportunity to tender their Celanese Shares during the Subsequent Acceptance Period of April 4, 2004 through April 19, 2004, 24:00h Central European Summer Time/6:00 p.m. New York City time on the terms described in the Offer Document.

Item 7. Source and Amount of Funds or Other Consideration.

      Items 7(a) and (d) of the Schedule TO are hereby amended and supplemented by the following information:

      On April 6, 2004, the Bidder purchased, for an aggregate purchase price of EUR1,339,914,420, a total of 41,228,136 Celanese Shares (the “Tendered Shares”) pursuant to the Offer representing approximately 83.6% of the Celanese Shares, excluding Treasury Shares. The required amount of funds have been provided by (i) a portion of an aggregate of EUR690 million in equity, including approximately $650.5 million (the equivalent of approximately EUR527.7 million) in common equity from BCP IV, BCP IV-A, BFIP, Blackstone Chemical Coinvest Partners (Cayman) L.P., and BA Capital Investors Sidecar Fund, L.P. (“BACI”), a Cayman Islands limited partnership and an affiliate of Banc of America Capital Investors, L.P., and $200 million (the equivalent of approximately EUR162.3 million) in non-voting preferred equity from Blue Ridge Investments, L.L.C., an affiliate of Bank of America Corporation, and (ii) a portion of the aggregate borrowings under the following credit facilities (the “Offer Credit Facilities”):

•	a senior subordinated bridge facility, in an aggregate principal amount of $814,082,577, pursuant to the Senior Subordinated Bridge B Loan Agreement (the “Bridge B Agreement”), dated as of April 6, 2004, among Crystal Holdings 2, BCP Luxembourg, the lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc. and Deutsche Bank Securities Inc., as joint lead arrangers, Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc. and Banc of America Securities LLC, as joint bookrunners, Bank of America, N.A., as documentation agent, and Morgan Stanley Senior Funding, Inc., as global coordinator (the “Bridge B Facility”);

      and

•	a senior subordinated bridge facility, in an aggregate principal amount of $200,634,473 plus EUR450 million, pursuant to the Senior Subordinated Bridge C Loan Agreement (the “Bridge C Agreement”), dated as of April 6, 2004, among Crystal Holdings 2, BCP Luxembourg, the lenders from time to time party thereto, Morgan Stanley Senior Funding Inc., as administrative agent, Morgan Stanley Dean Witter Bank Limited and Deutsche Bank AG London, as joint lead arrangers, Morgan Stanley Dean Witter Bank Limited, Deutsche Bank AG London and Banc of America Securities Limited, as joint bookrunners, BA Global Funding Inc., as documentation agent, and Morgan Stanley Dean Witter Bank Limited, as global coordinator (the “Bridge C Facility”).

      Each of the B Commitment Letter and C Commitment Letter (previously filed as exhibits 5 and 6 to the Schedule 13D filed with the SEC on December 24, 2003 (the “Schedule 13D”)), pursuant to which the Acquisition Entities had obtained commitments from Morgan Stanley Senior Funding, Inc., Morgan Stanley Dean Witter Bank Limited, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Deutsche Bank AG, London Branch with respect to the Offer Credit Facilities have been replaced with the Bridge B Agreement and Bridge C Agreement. The terms of the Offer Credit Facilities are ten years. The Offer Credit Facilities accrue interest at a rate per annum based on LIBOR or EURIBOR plus a spread (the “Spread”). The Spread with respect to the Bridge B Facility is 8.00%, subject to quarterly increases and an interest rate cap of 14% per annum. The Spread with respect to the Bridge C Facility is 10% subject to quarterly increases and an interest rate cap of 15% per annum. BCP Luxembourg, the borrower under the Bridge B and Bridge C Facility, is expected to ultimately refinance the Bridge B Facility and Bridge C Facility with proceeds from the issuance of debt securities. The Bridge B Facility is secured by a pledge of all of the Tendered Shares purchased by BCP Crystal. Following a delisting of the Celanese Shares from the New York Stock Exchange, this security will be extended to secure the Bridge C Facility.

Item 8. Interest in Securities of the Subject Company.

      Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented as follows:

      The information set forth in Item 7 above and in Item 5 of Amendment 4 to the Schedule 13D, filed with the SEC on April 9, 2004, incorporated herein by reference as an exhibit, is herein incorporated by reference.

Item 12. Exhibits.

      Item 12 is hereby amended and supplemented by adding the following thereto:

      Exhibit (a)(5)(II) Amendment 4 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003, filed with the SEC on April 9, 2004, incorporated herein by reference.

      Exhibit (b)(4) Senior Subordinated Bridge B Loan Agreement, dated as of April 6, 2004, among Crystal Holdings 2, BCP Luxembourg, the lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc. and Deutsche Bank

Securities Inc., as joint lead arrangers, Morgan Stanley Senior Funding, Inc., Deutsche Bank Securities Inc. and Banc of America Securities LLC, as joint bookrunners, Bank of America, N.A., as documentation agent, and Morgan Stanley Senior Funding, Inc., as global coordinator, incorporated herein by reference to Exhibit 10 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.

      Exhibit (b)(5) Senior Subordinated Bridge C Loan Agreement, dated as of April 6, 2004, among Crystal Holdings 2, BCP Luxembourg, the lenders from time to time party thereto, Morgan Stanley Senior Funding Inc., as administrative agent, Morgan Stanley Dean Witter Bank Limited and Deutsche Bank AG London, as joint lead arrangers, Morgan Stanley Dean Witter Bank Limited, Deutsche Bank AG London and Banc of America Securities Limited, as joint bookrunners, BA Global Funding, Inc. as documentation agent and Morgan Stanley Dean Witter Bank Limited, as global coordinator, incorporated herein by reference to Exhibit 11 to the Schedule 13D filed by the Bidder and certain other persons on December 24, 2003.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2004

BLACKSTONE LR ASSOCIATES
(CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) IV L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd.,
its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) LTD. 1

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A., f/k/a BCP Luxembourg Holdings S.à r.l.

By: BCP Caylux Holdings Ltd. 1, its manager

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL HOLDINGS LTD. 2

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person